Filed Pursuant to Rule 433
Registration No. 333-145158

August 6, 2007

DreamWorks Animation SKG Announces

Sale of Shares by Paul Allen

Glendale, California—August 6, 2007—DreamWorks Animation SKG, Inc. (NYSE: DWA) announced today that DW Investment II, Inc. (“DWI II”), an entity controlled by Paul Allen, will sell approximately 10 million shares of the Company’s Class A common stock in a registered public offering underwritten by Goldman, Sachs & Co. and Bear, Stearns & Co. Inc.

In addition, DreamWorks Animation also announced today that the Company’s Board of Directors increased the size of its existing share repurchase program to an aggregate amount of $150 million. Pursuant to such authorization, the Company has entered into an agreement to repurchase $150 million worth of shares of the Company’s Class A common stock directly from DWI II at the per-share price at which the underwriters purchased shares from DWI II in the public offering.

“The reduction in our position in DreamWorks Animation is part of an ongoing effort to rebalance the Vulcan Capital portfolio,” said Paul Allen. “I am pleased to have been a principal investor in DreamWorks since its inception and proud of the Company’s many successes to date.”

Following completion of the offering and the repurchase of shares by the Company, DWI II’s only outstanding share of the Company’s Class C common stock, which prior to the offering was owned by DWI II, was automatically converted into one share of the Company’s Class A common stock.

In connection with the conversion of the share of Class C common stock as contemplated by the agreements entered into at the time of the Company’s initial public offering, Mr. Allen has notified the Company that he intends to resign from the Company’s Board of Directors.

“There would be no DreamWorks without Paul Allen,” stated Jeffrey Katzenberg, the Company’s CEO. “I want to thank him for all he has done for DreamWorks Animation as a board member and as a shareholder. Paul has been and will continue to be a strong supporter and advisor for our company.”

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. You should read the prospectus in that registration statement, any prospectus supplement for this offering and other documents the Company has filed with the Securities and Exchange Commission for more complete information about the Company and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, a prospectus relating to the offering may be obtained from Goldman, Sachs & Co., Prospectus Department, 85 Broad Street, New York, New York 10004, fax: 212-902-9316 or email at prospectus-ny@ny.email.gs.com.

About DreamWorks Animation SKG

DreamWorks Animation is principally devoted to developing and producing computer generated animated feature films. The Company has theatrically released a total of fourteen animated feature films, including Antz, Shrek, Shrek 2, Shrek the Third, Shark Tale, Madagascar, Wallace & Gromit: The Curse of the Were-Rabbit, Over the Hedge and Flushed Away. DreamWorks Animation’s newest release, Bee Movie, is scheduled to open in theaters November 2, 2007.

CONTACTS:

DreamWorks Animation Investor Relations

(818) 695-3900

ir@dreamworksanimation.com

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company’s plans, prospects, strategies, proposals and our beliefs and expectations concerning performance of our current and future releases and anticipated talent, directors and storyline for our upcoming films and other projects, constitute forward-looking statements. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological and/or regulatory factors, and other risks and uncertainties affecting the operation of the business of DreamWorks Animation SKG, Inc. These risks and uncertainties include: audience acceptance of our films, our dependence on the success of a limited number of releases each year, the increasing cost of producing and marketing feature films, piracy of motion pictures, the effect of rapid technological change or alternative forms of entertainment and our need to protect our proprietary technology and enhance or develop new technology. In addition, due to the uncertainties and risks involved in the development and production of animated feature projects, the release dates for the projects may be delayed. For a further list and description of such risks and uncertainties, see the reports filed by us with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and our most recent quarterly reports on Form 10-Q. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.